# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Rapport Therapeutics, Inc., CIK 0002012593
CUSIP: 75383L102
Title of class of securities: Common Stock, $0.001 par value per share
Address of issuer's principal executive offices: 1325 Boylston Street, Suite 401, Boston, Massachusetts (MA), 02215
Date of event which requires filing of this statement: 06/30/2026
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001778071

## Reporting persons
- Third Rock Ventures V, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 6,280,525; sole dispositive power 0; shared dispositive power 6,280,525; aggregate amount beneficially owned 6,280,525 (13.1% of the class)
  Comment: (1) The percent of class was calculated based on 47,978,286 shares of common stock issued and outstanding as of August 3, 2026, as disclosed in the Issuer's 10-Q filed with the Securities and Exchange Commission on August 5, 2026.
- Third Rock Ventures GP V, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 6,280,525; sole dispositive power 0; shared dispositive power 6,280,525; aggregate amount beneficially owned 6,280,525 (13.1% of the class)
- TRV GP V, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 6,280,525; sole dispositive power 0; shared dispositive power 6,280,525; aggregate amount beneficially owned 6,280,525 (13.1% of the class)
- Third Rock Ventures VI, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 969,218; sole dispositive power 0; shared dispositive power 969,218; aggregate amount beneficially owned 969,218 (2% of the class)
- Third Rock Ventures GP VI, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 969,218; sole dispositive power 0; shared dispositive power 969,218; aggregate amount beneficially owned 969,218 (2% of the class)
- TRV GP VI, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 969,218; sole dispositive power 0; shared dispositive power 969,218; aggregate amount beneficially owned 969,218 (2% of the class)

## Item 1. Issuer
Name of issuer: Rapport Therapeutics, Inc.
Address of issuer's principal executive offices: 1325 Boylston Street, Suite 401 Boston, MA 02215

## Item 2. Person Filing
Name of person filing:
(i) Third Rock Ventures V, L.P. ("TRV V");

(ii) Third Rock Ventures GP V, L.P. ("TRV GP V"), which is the sole general partner of TRV V;

(iii) TRV GP V, LLC ("TRV GP V LLC"), which is the sole general partner of TRV GP V;

(iv) Third Rock Ventures VI, L.P. ("TRV VI");

(v) Third Rock Ventures GP VI, L.P. ("TRV GP VI"), which is the sole general partner of TRV VI; and

(vi) TRV GP VI, LLC ("TRV GP VI LLC"), which is the sole general partner of TRV GP VI.
Address of principal business office or, if none, residence: The address of the principal business office of each of the Reporting Persons is Third Rock Ventures, LLC, 201 Brookline Ave, Suite 1401, Boston, MA 02215.
Citizenship: Each of TRV V, TRV GP V, TRV VI and TRV GP VI is a Delaware limited partnership. Each of TRV GP V LLC and TRV GP VI LLC is a Delaware limited liability company.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
(i) TRV V directly owns 6,280,525 shares of Common Stock (the "V Shares").
(ii) TRV GP V is the general partner of TRV V and may be deemed to beneficially own the V Shares.
(iii) TRV GP V LLC is the general partner of TRV GP V and may be deemed to beneficially own the V Shares.
(iv) TRV VI directly owns 969,218 shares of Common Stock (the "VI Shares").
(v) TRV GP VI is the general partner of TRV VI and may be deemed to beneficially own the VI Shares.
(vi) TRV GP VI LLC is the general partner of TRV GP VI and may be deemed to beneficially own the VI Shares.

Each of TRV V, TRV GP V, and TRV GP V LLC, on the one hand, and TRV VI, TRV GP VI and TRV GP VI LLC, on the other hand, disclaim the existence of a "group" for purposes of Rule 13d-5 of the Securities Exchange Act of 1934, as amended, and nothing contained in this report shall be deemed an admission that any such group exists or may exist.
Percent of class:
The V shares represent approximately 13.1% of the outstanding shares of Common Stock.
The VI shares represent approximately 2.0% of the outstanding shares of Common Stock.
The percent of class was calculated based on 47,978,286 shares of common stock issued and outstanding as of August 3, 2026, as disclosed in the Issuer's 10-Q filed with the Securities and Exchange Commission on August 5, 2026.
Sole power to vote or to direct the vote:
TRV V - 0
TRV GP V - 0
TRV GP V LLC - 0
TRV VI - 0
TRV GP VI - 0
TRV GP VI LLC - 0
Shared power to vote or to direct the vote:
TRV V - 6,280,525
TRV GP V - 6,280,525
TRV GP V LLC - 6,280,525
TRV VI - 969,218
TRV GP VI - 969,218
TRV GP VI LLC - 969,218
Sole power to dispose or to direct the disposition:
TRV V - 0
TRV GP V - 0
TRV GP V LLC - 0
TRV VI - 0
TRV GP VI - 0
TRV GP VI LLC - 0
Shared power to dispose or to direct the disposition:
TRV V - 6,280,525
TRV GP V - 6,280,525
TRV GP V LLC - 6,280,525
TRV VI - 969,218
TRV GP VI - 969,218
TRV GP VI LLC - 969,218

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Third Rock Ventures V, L.P.: By: THIRD ROCK VENTURES GP V, L.P., General Partner, By: TRV GP V, LLC, General Partner, By: /s/ Kevin Gillis, Kevin Gillis, Chief Operating Officer (08/14/2026)
- Third Rock Ventures GP V, L.P.: By: TRV GP V, LLC, General Partner, By: /s/ Kevin Gillis, Kevin Gillis, Chief Operating Officer (08/14/2026)
- TRV GP V, LLC: By: /s/ Kevin Gillis, Kevin Gillis, Chief Operating Officer (08/14/2026)
- Third Rock Ventures VI, L.P.: By: THIRD ROCK VENTURES GP VI, L.P., General Partner, By: TRV GP VI, LLC, General Partner, By: /s/ Kevin Gillis, Kevin Gillis, Chief Operating Officer (08/14/2026)
- Third Rock Ventures GP VI, L.P.: By: TRV GP VI, LLC, General Partner, By: /s/ Kevin Gillis, Kevin Gillis, Chief Operating Officer (08/14/2026)
- TRV GP VI, LLC: By: /s/ Kevin Gillis, Kevin Gillis, Chief Operating Officer (08/14/2026)